Hogan Lovells US LLP 100 International Drive Suite 2000 Baltimore, MD 21202 T +1 410 659 2700 F +1 410 659 2701 www.hoganlovells.com

April 28, 2017

Via Facsimile and Edgar

Mr. Lyn Shenk, Branch Chief

Office of Transportation and Leisure

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Lockheed Martin Corporation
Form 10-K for Fiscal Year Ended December 31, 2016
Filed on February 9, 2017
File No. 001-11437

Dear Mr. Shenk:

On behalf of Lockheed Martin Corporation (the “Corporation”), we are responding to the comments of the Staff of the Division of Corporation Finance of the U.S. Securities and Exchange Commission regarding the Corporation’s Annual Report on Form 10-K for the year ended December 31, 2016 filed with the Commission on February 9, 2017 (the “Form 10-K”), communicated in your letter dated April 19, 2017. For convenience of reference, we have repeated your comment in bold text followed by the response.

Form 10-K for Fiscal Year Ended December 31, 2016

Management’s Report on Internal Control Over Financial Reporting, page 105

1.	Please file an amended Form 10-K to specifically state your assessment of internal control over financial reporting as either effective or not effective. Your current disclosure identifies the existence of a material weakness, and assesses internal control over financial reporting at Sikorsky as not effective, but does not offer a conclusion on the consolidated company. Refer to the guidance in Item 308(a)(3) of Regulation S-K.

The Corporation acknowledges the Staff’s comment and proposes to amend its future filings to more clearly express management’s conclusion that the Corporation’s internal control over financial reporting was ineffective as of December 31, 2016. In this regard, the Corporation already revised the disclosure in Part I, Item 4 of its Quarterly Report on Form 10-Q for the quarter ended March 26, 2017, which was filed with the Commission on April 26, 2017 (the “Form 10-Q”).

By way of background, the Corporation disclosed in the Form 10-K that there was a material weakness in the Corporation’s internal control over financial reporting as of December 31, 2016

Hogan Lovells US LLP is a limited liability partnership registered in the District of Columbia. “Hogan Lovells” is an international legal practice that includes Hogan Lovells US LLP and Hogan Lovells International LLP, with offices in: Abu Dhabi Alicante Amsterdam Baltimore Beijing Berlin Brussels Caracas Colorado Springs Denver Dubai Dusseldorf Frankfurt Hamburg Hanoi Ho Chi Minh City Hong Kong Houston London Los Angeles Madrid Miami Milan Moscow Munich New York Northern Virginia Paris Philadelphia Prague Rome San Francisco Shanghai Silicon Valley Singapore Tokyo Ulaanbaatar Warsaw Washington DC Associated offices: Budapest Jeddah Riyadh Zagreb. For more information see www.hoganlovells.com

Lyn Shenk

U.S. Securities and Exchange Commission

April 28, 2017

caused by Sikorsky Aircraft Corporation (“Sikorsky”). The Corporation also disclosed in the Form 10-K management’s determination that Sikorsky’s internal control over financial reporting was ineffective as of December 31, 2016. The Corporation intended this statement to express that the Corporation’s management concluded that the Corporation’s internal control over financial reporting was not effective as of December 31, 2016 as a result of the disclosed material weakness related to Sikorsky. Under Item 308(a)(3) of Regulation S-K, the Corporation’s management would not have been permitted to reach any other conclusion.1

In light of all the disclosure contained in the Form 10-K, including in Item 9A and in the report of the Corporation’s independent registered public accounting firm immediately following management’s report in Item 9A, the Corporation believes that the Form 10-K clearly and unambiguously informs the reader of management’s conclusion that the Corporation’s internal control over financial reporting was ineffective as of December 31, 2016. The Corporation believes that the Form 10-K as a whole substantively included the required disclosure.

The Corporation further believes that amending the Form 10-K is not necessary to inform the Corporation’s shareholders of management’s conclusion regarding the Corporation’s internal control over financial reporting. The amendment could lead an investor to believe that there had been a change in the Corporation’s conclusion about the effectiveness of its internal control over financial reporting since the filing of the Form 10-K. As described above, the Corporation already has included management’s conclusion in Part I, Item 4 on page 39 of the Form 10-Q, which is clearly and prominently presented. We have included the revised disclosure in Appendix A hereto with updates identified by underlined text. The Corporation believes that it has fully informed its shareholders of management’s conclusion that the Corporation’s internal control over financial reporting was ineffective as of December 31, 2016.

In addition, the Corporation understands that in similar circumstances, the Staff has previously not required an amendment be made to a Form 10-K as long as the registrant provides in its response letter Management’s Report on Internal Control over Financial Reporting for the applicable fiscal year (See, e.g., Response Letter of ETFS Asian Gold Trust, dated January 9, 2015 and Response Letter of Professional Diversity Network, Inc., dated June 26, 2015). Accordingly, the Corporation has included as Appendix B hereto a revised version of Management’s Report on Internal Control over Financial Reporting that expressly states management’s conclusion that the Corporation’s internal control over financial reporting was ineffective as of December 31, 2016 with updates identified by underlined text.

In light of the arguments set forth above, the Corporation respectfully submits that an amendment to the 10-K is not required to address the Staff’s comment. If you have any questions concerning this letter or if you would like any additional information please do not hesitate to call me at (410) 659-2774, Glenn C. Campbell at (410) 659-2709 or Cara Shepley at (410) 659-5052.

Very truly yours,

/s/ Amy Bowerman Freed

Amy Bowerman Freed

Partner

[1]	Item 308(a)(3) provides that “Management is not permitted to conclude that the registrant’s internal control over financial reporting is effective if there are one or more material weaknesses in the registrant’s internal control over financial reporting.”

Lyn Shenk

U.S. Securities and Exchange Commission

April 28, 2017

cc:	Bruce L. Tanner, Lockheed Martin Corporation

Stephen M. Piper, Lockheed Martin Corporation

Glenn C. Campbell, Hogan Lovells US LLP

Cara Shepley, Hogan Lovells US LLP

APPENDIX A

Excerpt from Form 10-Q for the Quarter Ended March 26, 2017 Filed on April 26, 2017

ITEM 4. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

We performed an evaluation of the effectiveness of our disclosure controls and procedures as of March 26, 2017. The evaluation was performed with the participation of senior management of each business segment and key Corporate functions, under the supervision of the Chief Executive Officer (CEO) and Chief Financial Officer (CFO). Based on this evaluation, the CEO and CFO concluded that our disclosure controls and procedures were not effective due to the existence of a previously reported material weakness in internal control over financial reporting at Sikorsky Aircraft Corporation which we acquired on November 6, 2015 and which operates as a business unit of our Rotary and Mission Systems business segment. The material weakness was identified and discussed in “Part II – Item 9A – Controls and Procedures” of our Annual Report on Form 10-K for the year ended December 31, 2016.

Notwithstanding the identified material weakness, management, including our CEO (principal executive officer) and CFO (principal financial officer), believes the consolidated financial statements included in this Form 10-Q fairly represent in all material respects our financial condition, results of operations and cash flows at and for the periods presented in accordance with U.S. GAAP.

Description of Material Weakness

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system is designed to provide reasonable assurance to our management and Board of Directors regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes.

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2016. This assessment was based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework (2013 framework). Based on this assessment, because of the effect of the material weakness at Sikorsky Aircraft Corporation, as described in the following paragraph, management concluded that a material weakness existed in Lockheed Martin’s internal control over financial reporting and as a result, management determined that Lockheed Martin’s internal control over financial reporting was not effective as of December 31, 2016. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements could occur but will not be prevented or detected on a timely basis.

Sikorsky was acquired on November 6, 2015 and generated about 10% of our total net sales for the year ended December 31, 2016. Prior to 2016, Sikorsky was not included in assessments of the effectiveness of our internal control over financial reporting as the Securities and Exchange Commission (SEC) rules provide companies one year to assess controls at an acquired entity. Accordingly, during fiscal 2016, we performed our first comprehensive assessment of the design and effectiveness of internal controls at Sikorsky and determined that Sikorsky’s internal control over financial reporting was ineffective as of December 31, 2016. Specifically, Sikorsky did not adequately identify, design and implement appropriate process-level controls for its processes, including Sikorsky’s contract accounting / sales recognition processes, inventory accounting process and payroll process and appropriate information technology controls for its information technology systems. There were no material errors in the financial results or balances identified as a result of the control deficiencies, and there was no restatement of prior period financial statements and no change in previously released financial results were required as the result of these control deficiencies.

Remediation Efforts to Address Material Weakness

Management has and will continue to enhance the risk assessment process and design of internal control over financial reporting at Sikorsky. This includes initiation of compensating controls and enhanced and revised design of existing financial reporting controls, information technology applications and procedures at Sikorsky. We have developed our remediation plan and started implementing these changes. We expect to begin testing those enhanced controls and procedures already implemented in the second quarter of 2017, and anticipate that the entire remediation plan will be implemented by the third quarter of 2017. The material weakness will not be considered remediated until the process-level controls and information technology controls effectively operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. We expect that the remediation of this material weakness will be completed prior to the end of fiscal year 2017.

Changes in Internal Control Over Financial Reporting

Other than the steps taken to work towards the remediation of the material weakness identified above, there were no changes in our internal control over financial reporting identified in connection with the evaluation required by Rules 13a-15(d) and 15d-15(d) of the Exchange Act that occurred during the quarter ended March 26, 2017 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

APPENDIX B

Revised Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control system is designed to provide reasonable assurance to our management and Board of Directors regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes.

Our management conducted an assessment of the effectiveness of our internal control over financial reporting as of December 31, 2016. This assessment was based on the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control—Integrated Framework (2013 framework). Based on this assessment, because of the effect of the material weakness at Sikorsky Aircraft Corporation, as described in the following paragraph, management concluded that a material weakness existed in Lockheed Martin’s internal control over financial reporting and as a result, management determined that Lockheed Martin’s internal control over financial reporting was not effective as of December 31, 2016. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements could occur but will not be prevented or detected on a timely basis.

Sikorsky was acquired on November 6, 2015 and generated about 10% of our total net sales for the year ended December 31, 2016. Prior to 2016, Sikorsky was not included in assessments of the effectiveness of our internal control over financial reporting as the Securities and Exchange Commission (SEC) rules provide companies one year to assess controls at an acquired entity. Accordingly, within this period, we performed our first comprehensive assessment of the design and effectiveness of internal controls at Sikorsky and determined that Sikorsky’s internal control over financial reporting was ineffective as of December 31, 2016. Specifically, Sikorsky did not adequately identify, design and implement appropriate process-level controls for its processes and appropriate information technology controls for its information technology systems, including Sikorsky’s contract accounting / sales recognition processes, inventory accounting process and payroll process. There were no material errors in the financial results or balances identified as a result of the control deficiencies, and there was no restatement of prior period financial statements and no change in previously released financial results were required as the result of these control deficiencies.

Our independent registered public accounting firm has issued a report expressing an adverse opinion on the effectiveness of our internal control over financial reporting, which is below.

Remediation Efforts to Address Material Weakness

Management has and will continue to enhance the risk assessment process and design of internal control over financial reporting at Sikorsky. This includes initiation of compensating controls and enhanced and revised design of existing financial reporting controls, information technology applications and procedures at Sikorsky. The material weakness will not be considered remediated until the applicable remedial controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. We expect that the remediation of this material weakness will be completed prior to the end of fiscal year 2017.